Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 Security Class 123 Holder Account Number C1234567890 XXX Fold Form of Proxy - Annual and Special Meeting (the “Meeting”) of Shareholders of Progressive Waste Solutions Ltd. to be held at 10:00 am (Eastern Time) on May 26, 2016 at the St. Andrew’s Club and Conference Centre, 150 King St. West, 27th Floor, Toronto, Ontario This Form of Proxy is solicited by and on behalf of the board of directors and management of Progressive Waste Solutions Ltd. (the “Corporation”). Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the common shares in the capital of the Corporation (the “Progressive Common Shares”) are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 5. The Progressive Common Shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. If no direction is made, the persons appointed herein as proxyholder will vote the Progressive Common Shares represented by this Form of Proxy: FOR the Transaction Resolution, FOR the Consolidation Resolution, FOR the Incentive Plan Resolution, FOR the appointment of Deloitte LLP as auditors of the Corporation and FOR the election of each of the directors named in this proxy. 6. The Progressive Common Shares represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Progressive Common Shares will be voted accordingly. 7. This proxy confers discretionary authority on your chosen proxyholder in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying Notice of Meeting and management information circular of the Corporation (the “Circular”). Proxies submitted must be received by Computershare Investors Services Inc. not later than 10:00 a.m, Eastern Time, on May 24, 2016 or, if the Meeting is adjourned or postponed, at least, 48 hours (excluding weekends and statutory holidays in the Province of Ontario) before the new time of the adjourned or postponed Meeting. The deadline for the deposit of this Proxy may be waived or extended by the Chair of the Meeting at his or her discretion. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. • If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for Progressive Common Shares held in the name of a corporation or Progressive Common Shares being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 018EPG

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Loreto Grimaldi, Executive Vice President and Chief Legal Officer, or failing this person, Dan Pio, Chief Executive Officer, or failing this person, James Forese, Chairman of the Board.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Transaction Resolution

Approval of an ordinary resolution, the full text of which is set forth in Schedule A to the accompanying Circular, authorizing and approving the Merger Agreement (as defined in the Circular), a copy of which is included as Schedule B to the Circular, and the transactions contemplated by the Merger Agreement, including (i) the proposed business combination involving the Corporation and Waste Connections, Inc., (ii) the issuance by the Corporation of such number of Progressive Common Shares as is necessary to complete the Merger (as defined in the Circular), and (iii) the assumption by the Corporation of certain outstanding stock-based awards of Waste Connections, Inc.

For ☐ Against ☐

Fold

2. Consolidation Resolution

Conditional upon the approval of the Transaction Resolution, approval of a special resolution, the full text of which is set forth in Schedule A to the accompanying Circular, approving a consolidation of the issued and outstanding Progressive Common Shares on the basis of one (1) Progressive Common Shares on a post-consolidation basis for every 2.076843 Progressive Common Shares outstanding on a pre-consolidation basis, subject to, and immediately following, the completion of the Merger.

For ☐ Against ☐

3. Incentive Plan Resolution

Conditional upon the approval of the Transaction Resolution, approval of an ordinary resolution, the full text of which is set forth in Schedule A to the accompanying Circular, authorizing and approving the adoption by the Corporation of the New Incentive Plan (as defined in the Circular), a copy of which is attached as Schedule J to the Circular, and the reservation for issuance of Progressive Common Shares under the New Incentive Plan, in each case subject to, and immediately following, the completion of the Merger.

For ☐ Against ☐

4. Appointment of Auditors

Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Corporation until the next annual meeting of the Corporation or until their successor is appointed and authorizing the directors to fix the remuneration of the auditors.

For ☐ Withhold ☐

5. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. John T. Dillon	☐	☐	02. James J. Forese	☐	☐	03. Larry S. Hughes	☐	☐
04. Jeffrey L. Keefer	☐	☐	05. Douglas W. Knight	☐	☐	06. Susan Lee	☐	☐
07. Daniel R. Milliard	☐	☐						

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

B S D Q 195155 X X X X A R 1 999999999999

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